Exhibit 99.1

RRsat Global Communications Network Ltd. Reports Record Revenue,
Increased Net Income EBITDA & Backlog for the First Six Months of 2013

Year-to-Date Revenue Increases 5.8% and Operating Cashflow Increases 83.4%
Office Opened in Moscow to Achieve Local Presence

Airport City Business Park, Israel – August 8, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industries, announced today financial results for the second quarter and six months ended June 30, 2013.

Second Quarter 2013 Highlights
•	Revenues were a record $29.5 million, up 5.1% from $28.1 million in the second quarter of 2012 and up sequentially
•	Company's backlog grew, reaching $205 million as of June 30, 2013
•	Gross margin for the quarter was up to 24.9% from 23.8% in the second quarter of 2012 and up sequentially
•	Non-GAAP net income per share was $0.11, compared to $0.08 in the second quarter of 2012 and up sequentially
•	Adjusted EBITDA was $4.6 million down 2.5% compared to $4.8 million in the second quarter of 2012 and compared sequentially to $4.6 million in the first quarter of 2012
•	Cash from operating activities was up 83.4% generating $8.4 million, compared to the second quarter last year

“This was another quarter of solid execution for RRsat, as we delivered record revenue, margin expansion and significantly improved cash flow,” commented Avi Cohen, CEO of RRsat. “We also made important progress in our geographic expansion. RRsat now has a stronger presence in three countries, reaching key markets around the world, to more effectively leverage our state-of-the-art global content distribution capabilities.”

“As part of our growth strategy, we are in the process of changing from a regional provider of global services to a global company with a broad footprint near our customers,” added Mr. Cohen. “This strategy began with the successful acquisition of SM2 in November 2012, expanding our presence in North America and access to top-tier customers. We built on that success this quarter, opening an office in Moscow with a unique, strong offering for the Russian and the Commonwealth of Independent States (CIS) market, ,  which composed  of tens of millions of households. We plan to open additional local offices around the world, leveraging our global distribution capabilities and creating the necessary footprint to better serve global customers with local services, utilizing local talent specifically for content preparation, content management and channel origination.”

“This is a period of tremendous technological change in the industry, as broadcasters are looking to extend their content to new markets, reaching consumers wherever they are on a multitude of devices,” concluded Mr. Cohen. “The inherent complexity of this shift to multiple screens and internet streaming as well as the need of our tier-one clients to outsource aspects such as media preparation services to a reliable and local provider, represent a significant opportunity for RRsat, driving demand for our expertise and our services.”

Second Quarter 2013 Financial Results

Revenues in the second quarter of 2013 were a record $29.5 million an increase of 5.1% compared to $28.1 million in the second quarter of 2012 and up slightly when compared to $29.3 million in the first quarter of 2013.

Gross profit in the second quarter of 2013 was $7.4 million, an increase of 10.2% compared to $6.7 million in the second quarter of 2012 and compared to $7.1 million in the first quarter of 2013. Gross margin in the second quarter of 2013 was 24.9% compared to 23.8% in the second quarter of 2012 and 24.1% in the first quarter of 2013.

Non-GAAP operating income, excluding non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition related expenses and amortization of acquisition related prepaid compensation expenses, was $2.5 million during the second quarter of 2013, compared to $2.6 million in the second quarter of 2012 and $2.5 million in the first quarter of 2013. Non-GAAP operating margin in the second quarter was 8.6% compared to 9.2% in the second quarter of 2012 and 8.7% in the first quarter of 2013.

GAAP operating income for the second quarter of 2013 was $2.4 million, a decrease of 3.9% compared to $2.5 million in the second quarter of 2012 and compared to $2.3 million in the first quarter of 2013. GAAP operating margin in the second quarter of 2013 was 8.1% compared to 8.8% in the second quarter of 2012 and 7.9% in the first quarter of 2013.

Non-GAAP net income for the second quarter ended June 30, 2013 was $1.9 million, an increase of 30.8% compared to $1.5 million in the second quarter of 2012 and compared to $1.9 million for the first quarter of 2013. Non-GAAP net income per share on a fully diluted basis was $0.11 for the second quarter of 2013, compared to $0.08 in the second quarter last year and compared to $0.11 in the first quarter of 2013.

GAAP net income for the second quarter of 2013 was $1.7 million, compared to $1.1 million in the second quarter of 2012 and $1.6 million in the first quarter of 2013. GAAP net income per share on a fully diluted basis was $0.10 for the second quarter of 2013 compared to $0.07 in the second quarter of 2012 and $0.09 in the first quarter of 2013.

Adjusted EBITDA for the second quarter of 2013 was $4.6 million compared to $4.8 million in the second quarter of 2012 and $4.6 million in the first quarter of 2013.

Cash, cash equivalents and marketable securities as of June 30, 2013 totaled $27.8 million compared with $26.4 million as of December 31, 2012. The change in cash position during the quarter was mainly attributable to strong cash flow of $2.4 million.

Backlog as of June 30, 2013, was approximately $205 million, of which $88 million is expected to be recognized during the next 12 months, compared to a backlog of $203 million as of March 31, 2013.

Year-to-Date 2013 Financial Results

Revenues for the six months ended June 30, 2013 increased 5.8% to $58.7 million compared to $55.5 million in 2012.

Gross profit for the six months ended June 30, 2013 was $14.4 million, an increase of 12.6% compared to $12.8 in 2012. Gross margin was 24.5% compared to 23.1% in 2012.

Non-GAAP operating income, excluding non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition related expenses and amortization of acquisition related prepaid compensation expenses, was $5.1 million for the six months, an increase of 9.4%, compared to $4.6 million in 2012. Non-GAAP operating margin for the six months was 8.7% versus 8.4% in 2012.

GAAP operating income was up 5.8% to $4.7 million compared to $4.4 million in 2012. GAAP operating margin was 8.0% compared to 8.0% in 2012.

Non-GAAP net income was $3.8 million, an increase of 12.6% compared to $3.4 million in 2012. Non-GAAP net income per share on a fully diluted basis was $0.22 compared to $0.19 in 2012.

GAAP net income was $3.3 million, a decrease of 3.3%, compared to $3.4 million in 2012. GAAP net income per share on a fully diluted basis was $0.19 compared to $0.20 in 2012.

Adjusted EBITDA was $9.3 million, an increase of 3.5% compared with $8.9 million in 2012.

Dividend Distribution

On August 7, 2013, the Board of Directors declared a cash dividend in the amount of $0.1 per ordinary share, and in the aggregate amount of approximately $1,735 million. The dividend will be payable on September 11, 2013 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on August 21, 2013.

Third Quarter and Full Year 2013 Guidance

Management reiterated its expectation of full-year 2013 revenues in the range of $120 million to $125 million representing 6% to 10% year-over-year growth and gross margin for the year to improve over 2012. Given some level of seasonality associated with the revenue outside of the 24/7 services, management expects some level of variation in mix from quarter to quarter leading to some fluctuations in revenues and gross margin between quarters. For the third quarter of 2013, management expects revenues in the range of $29.2 million to $30.5 million representing 2.5% to 7% year-over-year growth.

Conference Call Information

The Company will conduct a conference call today, August 8, 2013 at 9 a.m. ET (4 p.m. Israel time). On the call, Mr. Avi Cohen, Chief Executive Officer, Mr. Shmulik Koren, Chief Financial Officer, and Mr. Lior Rival, Chief Commercial Officer, will review and discuss the results and will be available to answer investor questions.

Call time: 9 a.m. Eastern Time; 4 p.m. Israel Time

•	Dial-in number from within the United States: 1-877-941-2068
•	Dial-in number from Israel: 1-809-21-4368
•	Dial-in number from the UK: 0800-358-5258
•	Dial-in number (other international): 1-480-629-9712
•	Playback, available until August 15, 2013 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 4629739 for the replay.
•	A live webcast is accessible at http://public.viavid.com/index.php?id=105283.

Use of Non-GAAP Financial Measures

In addition to reporting results in accordance with generally accepted accounting principles, or GAAP, RRsat has also included in this press release non-GAAP measurements of net income, operating income, operating margin, fully diluted net income per share and adjusted EBITDA. RRsat believes that these non-GAAP financial measures are principal indicators of the operating and financial performance of its business. We have provided these non-GAAP measurements to help investors better understand our core operating performance and enhance comparisons of core operating performance from period to period.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition-related expenses, amortization of acquisition related prepaid compensation expenses, non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of FASB ASC Topic 815 and the resulting income tax (increase) decrease of the above items.

Adjusted EBITDA is calculated by adding to operating income, non-cash equity-based compensation charge, depreciation and amortization and amortization of acquisition related prepaid compensation expenses.

Management uses these non-GAAP financial measures to assess its operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that are not directly attributable to its core operating results.

The non-GAAP measurements are intended only as a supplement to the comparable GAAP measurements and the company compensates for the limitations inherent in the use of non-GAAP measurements by using GAAP measures in conjunction with the non-GAAP measurements. As a result, investors should consider these non- GAAP measurements in addition to, and not in substitution for, or as superior to, measurements of financial performance prepared in accordance with GAAP.

The Company expects to continue reporting non-GAAP financial measures, adjusting for the items described above, and the Company expects to continue to incur expenses similar to the non-GAAP adjustments described above. Accordingly, the exclusion of these and other similar items in the presentation of non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non- recurring. Moreover, because not all companies use identical measures and calculations, the presentation of non-GAAP measurements of net income, operating income, operating margin and fully diluted net income per share and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. These limitations are compensated for by using non-GAAP measures and adjusted EBITDA in conjunction with traditional GAAP financial measures.

Reconciliations of the non-GAAP measures (non-GAAP net income, non-GAAP operating income and adjusted EBITDA) to the most comparable GAAP measures (net income and operating income respectively), are provided in the schedules attached to this release.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end content management and distribution services to the rapidly expanding television and radio broadcasting industries covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units. More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com.

Company Contact:	Investor Contacts:
Shmulik Koren, CFO	Hayden/ MS - IR
Tel: +972 3 928 0777	Brett Maas/ Miri Segal-Scharia
Email: investors@rrsat.com	Tel: 646-536-7331/ 917-607-8654
brett@haydenir.com/ msegal@ms-ir.com

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Operations

In thousands, except share data

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2013	2012	2013	2012	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues	$58,743	$55,527	$29,486	$28,068	$113,400

Cost of revenues	44,329	42,726	22,136	21,401	86,253

Gross profit	14,414	12,801	7,350	6,667	27,147

Operating expenses

Sales and marketing	4,530	3,347	2,276	1,736	7,388

General and administrative	5,199	5,025	2,694	2,455	10,106

Total operating expenses	9,729	8,372	4,970	4,191	17,494

Operating income	4,685	4,429	2,380	2,476	9,653

Financial income (expenses), net	(269)	380	3	(561)	1,521

Income before taxes on
income	4,416	4,809	2,383	1,915	11,174

Income taxes	1,112	1,391	649	775	2,884

Net income	$3,304	$3,418	$1,734	$1,140	$8,290

Income per ordinary share

Basic and diluted income per ordinary share	0.19	0.20	0.10	0.07	0.48

Weighted average number
of ordinary share used to
compute basic income per
ordinary share	17,346,561	17,346,561	17,346,561	17,346,561	17,346,561

Weighted average number
of Ordinary share used to
compute diluted income
per ordinary share	17,617,091	17,346,561	17,637,393	17,346,561	17,346.561

RRsat Global Communications Network Ltd. and its Subsidiaries

Interim Condensed Consolidated Statements of Operations

In thousands, except share data

	Six months ended June 30		Three months ended June 30
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Income to Non-GAAP Net Income:
GAAP Net income	$3,304	$3,418	$1,734	$1,140
Adjustments to reconcile GAAP net income to non-GAAP net income:
Non-cash equity-based compensation charge	280	88	143	45
Amortization of acquisition related intangible	111	130	55	63
Changes in fair value of currency conversion derivatives	108	(312)	(27)	315
Amortization of acquisition related prepaid compensation expenses	84	-	42	-
Income tax effect of non-GAAP adjustments	(93)	46	(26)	(94)

Non-GAAP net income	$3,794	$3,370	$1,921	$1,469

Non-GAAP net income per diluted share	$0.22	$0.19	$0. 11	$0.08

	Six months ended June 30		Three months ended June 30
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Operating Income to non GAAP operating income:
Operating income	$4,685	$4,429	$2,380	$2,476
Adjustments to reconcile GAAP operating
income to non-GAAP operating income:
Non-cash equity-based compensation charge	280	88	143	45
Amortization of acquisition related intangible	111	130	55	63
Cost of sales related changes in fair value of currency conversion derivatives	(76)	-	(76)	-
Amortization of acquisition related prepaid compensation expenses	84	-	42	-

	$5,084	$4,647	$2,544	$2,584

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Balance Sheets

In thousands, except share data

	Six months ended June 30		Three months ended June 30
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Operating Income to adjusted EBITDA:

Operating income	$4,685	$4,429	$2,380	$2,476
Adjustments to reconcile GAAP operating
income to Adjusted EBITDA:
Non-cash equity-based compensation charge	280	88	143	45
Depreciation and amortization	4,294	4,436	2,142	2,231
Cost of sales related changes in fair value of
currency conversion derivatives	(76)	-	(76)	-
Amortization of acquisition related prepaid
compensation expenses	84	-	42	-

Adjusted EBITDA	$9,267	$8,953	$4,631	$4,752

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Balance Sheets

In thousands, except share data

	June 30	December 31
	2013	2012
Current assets
Cash and cash equivalents	17,003	12,133
Marketable securities and short term investments	10,773	14,224
Accounts receivable:
Trade,(net of provision for doubtful accounts of $8,654 and $7,580 as of
June 30, 2013 and December 31, 2012, respectively)	21,214	20,898
Other	1,479	1,054
Deferred taxes	2,482	2,146
Prepaid expenses	2,614	2,445

Total current assets	55,565	52,900

Long-term prepaid expenses	3,052	2,924
Long-term land lease prepaid expenses	7,518	7,563

Assets held for employee severance payments	2,002	1,845

Fixed assets, net	45,178	42,671
Goodwill	4,892	4,892

Intangible assets, at cost, less accumulated amortization	360	472

Total assets	$118,567	$113,267

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Balance Sheets (cont’d)

	June 30	December 31
	2013	2012
	(unaudited)	(audited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$12,756	$9,816
Other	4,581	5,322
Deferred income	9,990	9,398

Total current liabilities	27,327	24,536

Long-term liabilities
Deferred income	7,416	6,257
Liability in respect of employee severance payments and others	2,414	2,323
Deferred taxes	2,583	2,200

Total long-term liabilities	12,413	10,780

Total liabilities	39,740	35,316

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (20,000,000
authorized as of June 30, 2013 and December 31,
2012, 17,346,561 shares issued and fully paid as of
June 30, 2013 and December 31, 2012)	40	40
Additional paid in capital	53,592	53,312
Retained earnings	24,760	24,231
Accumulated other comprehensive gain	435	368

Total shareholders’ equity	$78,827	$77,951

Total liabilities and shareholders’ equity	$118,567	$113,267

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows

 In thousands, except share data

					Year ended
	Six months ended June 30		Three months ended June 30		December 31
	2013	2012	2013	2012	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Cash flows from operating activities
Net income	$3,304	$3,418	$1,734	$1,140	$8,290
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	4,294	4,436	2,142	2,231	8,883
Non cash stock-based compensation
expenses	280	88	143	45	302
Provision for doubtful account	1,074	1,545	554	721	2,895
Deferred taxes	25	144	74	(22)	692
Discount accretion and premium
amortization of available – for- sale
securities, net	(136)	(223)	(66)	(107)	(587)
Income (losses) on sales of available for
sale securities	(51)	-	(18)	(3)	92
Changes in liability for employee
severance payments, net	(25)	72	23	57	111
Changes in fair value of derivatives	108	(312)	(27)	315	(1,182)
Profit (loss) from trading securities, net	1	(55)	11	(9)	(58)

Changes in assets and liabilities:

Decrease (increase) in account receivable
- trade	(1,391)	(951)	(799)	726	(4,391)
Decrease (increase) in account receivable
- other	(419)	52	(100)	567	177
Decrease (increase) in prepaid expenses	(169)	(688)	574	(536)	(222)
Decrease (increase) in long-term prepaid
expenses	(101)	188	45	235	(441)
Increase (decrease) in account payables	2,197	(337)	2,303	(775)	1,655
Increase (decrease) in deferred income	1,751	288	1,794	(13)	(324)

Net cash provided by operating activities	10,742	7,665	8,387	4,572	15,892

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows (cont’d)

In thousands, except share data

					Year ended
	Six months ended June 30		Three months ended		December 31
	2013	2012	2013	2012	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Cash flows from investing activities
Investment in fixed assets	(6,576)	(3,177)	(5,004)	(870)	(6,575)
Business combination	-	-	-	-	(1,218)
Investment in long term prepaid expenses	-	(14)	-	(1)	(17)
Decrease (increase) in short-term
investments, net	1,339	-	-	-	(1,339)
Investments in securities available-for-
sale	(2,257)	(3,308)	(1,043)	(531)	(4,946)
Decrease in trading securities,
net	-	1,512	-	-	1,512
Proceeds from sale of fixed assets	-	8	-	-	8
Proceeds from securities available- for-
sale	4,397	4,713	2,877	1,590	10,159
Net cash from (used in) investing
activities	(3,097)	(266)	(3,170)	188	(2,416)

Cash flows from financing activities
Dividend paid	(2,775)	(3,990)	(2,775)	(3,990)	(15,786)
Net cash used in financing activities	(2,775)	(3,990)	(2,775)	(3,990)	(15,786)
Increase (decrease) in cash and cash
equivalents	4,870	3,409	2,442	770	(2,310)
Balance of cash and cash equivalents
at beginning of period	12,133	14,443	14,561	17,082	14,443
Balance of cash and cash equivalents
at end of period	17,003	17,852	17,003	17,852	12,133

A Non-cash transactions

Investment in fixed assets	107	818	107	818	37

B . Supplementary cash flow information

Income taxes paid (refunded), net	847	(141)	362	(751)	1,218